Exhibit 99.1

Videocon d2h Limited

Quarter Ended December 31, 2016

Earnings Release

Adjusted EBITDA1 grew 33.2% year on year to INR 2.67 billion

Net subscriber2 base stood at 12.77 million

Mumbai, January 30, 2017 – Videocon d2h Limited (NASDAQ: VDTH) (“Videocon d2h” or the “Company”) announced its financial results for the quarter ended December 31, 2016. These results reflect the Company’s change in accounting treatment of entertainment tax effective April 1, 2016.

Highlights for the quarter ended December 31, 2016:

•	Revenue from operations came in at INR 7.77 billion. On a like to like basis, revenue from operations would have been up 14.2% year on year if the Company was to compute its revenue from operations for Q3 FY17 under its former accounting treatment*.

•	Subscription and activation revenue came in at INR 7.11 billion.

•	Adjusted EBITDA grew 33.2% year on year to INR 2.67 billion.

•	Adjusted EBITDA margin came in at 34.4%. On a like to like basis, adjusted EBITDA margin would have been up 460 basis points year on year if the Company was to compute its revenue from operations for Q3 FY17 under its former accounting treatment*.

•	Gross subscribers[3] and net subscribers increased by 0.58 million and 0.25 million subscribers, respectively, during the quarter; Net subscribers base stood at 12.77 million.

•	Free cash flow[4] came in at INR 514 million.

Key metrics	Q3 FY17
Gross subscriber additions (million)	0.58
Net subscriber additions (million)	0.25
Adjusted EBITDA (INR million)	2,672
Profit after tax (INR million)	218

Commenting on the results, Executive Chairman of Videocon d2h, Mr. Saurabh Dhoot, said “I am delighted to report that we have delivered a strong quarter, despite the moderation due to currency demonetisation, which temporarily affected consumer sentiments and consumption. Our adjusted EBITDA grew over 33% year on year, which clearly demonstrates the strength of our distribution and customer service network and above all our team’s strong execution. We are entering 2017 in a whole new mode and are excited about the business fundamentals and growth opportunities supported by our healthy balance sheet and growing free cash flows.”

*	The Company adopted a change in the accounting treatment of entertainment tax effective April 1, 2016. This change resulted in operating revenue being presented net of entertainment tax, effective from April 1, 2016. Prior to April 1, 2016, entertainment tax was accounted for under operating expenses, thus operating revenue was presented without deduction of entertainment tax. For more information regarding this change of accounting treatment, see the Company’s Form 6-K dated August 5, 2016. As a result, the Company’s financials and operating highlights for periods after April 1, 2016 are not comparable with its financials and operating highlights for periods prior to April 1, 2016 due to this change in accounting treatment of entertainment tax effective April 1, 2016. Using the Company’s former accounting treatment of entertainment tax which the Company applied prior to April 1, 2016, revenue from operations would have been INR 8.35 billion and EBITDA margin would have been 32.0% for Q3 FY17, respectively.

Speaking on the business outlook, Mr. Anil Khera, CEO of Videocon d2h said “I am happy to share that the digitization process has kick started once again as the Delhi High Court cleared all stay orders and ordered switch off of analog signals in Phase III digitization areas by January 31, 2017. We remain excited about the significant Phase IV digitization opportunity, the new deadline for which is March 31, 2017.”

Financial Summary:

(In INR million, unless otherwise indicated)

Financial highlights	Q1 FY17 (Adjusted)(1)	Q2 FY17(1)	Q3 FY17(1)
Revenue from operations	7,633	7,762	7,774
Subscription and activation revenue	6,970	7,107	7,112
Adjusted EBITDA	2,519	2,625	2,672
Adjusted EBITDA margin (%)	33.0%	33.8%	34.4%
Profit after tax (loss)	27	148	218
Content cost (% of revenue)	38.7%	38.7%	39.6%
Adjusted EBITDA less capex	887	907	1,157

Operating highlights	Q1 FY17 (Adjusted)(1)	Q2 FY17(1)	Q3 FY17(1)
Net subscribers (million)	12.29	12.52	12.77
ARPU[5] (INR)	211	209	205
Churn[6] per month (%)	0.49%	0.95%	0.87%

(1)	The Company adopted a change in the accounting treatment of entertainment tax effective April 1, 2016. This change resulted in operating revenue being presented net of entertainment tax, effective from April 1, 2016. The Company’s financial and operating highlights for Q1 FY17 have been adjusted to reflect this change. Prior to April 1, 2016, entertainment tax was accounted for under operating expenses, thus operating revenue was presented without deduction of entertainment tax. For more information regarding this change of accounting treatment, see the Company’s Form 6-K dated August 5, 2016. As a result, the Company’s financial and operating highlights for periods after April 1, 2016 are not comparable with its financial and operating highlights for periods prior to April 1, 2016 due to this change in accounting treatment of entertainment tax effective April 1, 2016.

During the quarter ended December 31, 2016, subscription and activation revenue came in at INR 7.11 billion. Revenue from operations came in at INR 7.77 billion. On a like to like basis, using the Company’s former accounting treatment of entertainment tax which it applied prior to April 1, 2016, and revenue from operations for Q3 FY17 would have been INR 8.35 billion, which is up 14.2% year on year.

Adjusted EBITDA grew 33.2% year on year to INR 2.67 billion. Adjusted EBITDA margin came in at 34.4% during the quarter. On a like to like basis, using the Company’s former accounting treatment of entertainment tax which it applied prior to April 1, 2016, EBITDA margin for Q3 FY17 would have been 32.0%, which is up 460 basis points year on year. Content cost came in at 39.6% of revenue.

The Company reported profit after tax of INR 218 million during the quarter. This compares to a net loss of INR 220 million during the third quarter of fiscal 2016.

The Company added 0.58 million gross subscribers and 0.25 million net subscribers during the third quarter of fiscal 2017. Net subscribers totaled 12.77 million as of December 31, 2016. Churn came in at 0.87% per month for the quarter.

ARPU came in at INR 205.

Subscriber acquisition costs in the form of hardware subsidies were INR 1,924 per subscriber.

The Company had term loans of INR 18.29 billion and total cash and short term investments of INR 3.82 billion as of December 31, 2016.

The Board of Directors of the Company, at their meeting held on January 30, 2017, allotted 1,400,000 equity shares to Mr Saurabh P Dhoot by way of sweat equity pursuant to the terms of the Contribution Agreement dated December 31, 2014, as amended from time to time, between the Company and Silver Eagle Acquisition Corp.

The Company previously announced that the Initial Performance Hurdle had been achieved pursuant to a Form 6-K which was filed on July 22, 2015.

Conference Call: Dial-in Details

The results conference call time and details are provided below.

	Call #1	Call #2
Date	Tuesday, January 31, 2017	Tuesday, January 31, 2017

Time	11:00 AM India time	07:30 PM India time
	01:30 PM HK time	10:00 PM HK time
	05:30 AM UK time	02:00 PM UK time
	12.30 AM NYC time	09:00 AM NYC time

Dial in details
India	+91 22 3960 0752/ 1 800 120 1221	+91 22 3960 0752/ 1 800 120 1221
Hong Kong	800 964 448 / +852 3018 6877	800 964 448 / +852 3018 6877
Singapore	800 101 2045 / +65 3157 5746	800 101 2045 / +65 3157 5746
USA	1866 746 2133 / +1 323 386 8721	1866 746 2133 / +1 323 386 8721
UK	0808 101 1573 / +44 20347 85524	0808 101 1573 / +44 20347 85524
Pin code	Not required	Not required

Playback details
India	+91 22 3065 2322 / +91 22 6181 3322	+91 22 3065 2322 / +91 22 6181 3322
USA	1 855 4360 715 / 1 863 9490 105	1 855 4360 715 / 1 863 9490 105
Playback ID	76076	03597

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Forward looking statements

This earnings release may contain forward-looking statements, as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. We caution you that reliance on any forward-looking statement involves risks and uncertainties that might cause actual results to differ materially from those expressed or implied by such statements. These and other factors are more fully discussed in the Videocon d2h’s registration statement on Form F-4 filed with the SEC and available at http://www.sec.gov. All information provided in this earnings release is as of the date hereof, unless the context otherwise requires. Other than as required by law, Videocon d2h does not undertake to update any forward-looking statements or other information in this earnings release.

Q3 FY17 financial results are available on the SEC web site and company web site www.ir.videocond2h.com

Investor relations contact:

Nupur Agarwal

nupur.agarwal@d2h.com

+91-22-4255-5000

[1]	The Company calculates EBITDA by calculating profit or loss after tax as increased by income tax expense, net finance costs, depreciation, amortization and impairment and reduced by other income. Adjusted EBITDA is EBITDA adjusted for the recognition of fair value of the Employee Stock Option Plan 2014 recognized as an expense over the vesting period which amounted to INR 21.01 million for the first, second and third quarters of fiscal year 2017, respectively. Adjusted EBITDA presented in this earnings release is a supplemental measure of performance and liquidity that is not required by or represented in accordance with the IFRS. Furthermore, Adjusted EBITDA is not a measure of financial performance or liquidity under IFRS and should not be considered as an alternative to profit after tax, operating income or other income or any other performance measures derived in accordance with the IFRS or as an alternative to cash flow from operating activities or as a measure of liquidity. In addition, Adjusted EBITDA is not a standardized term, hence direct comparison between companies using the same term may not be possible. Other companies may calculate Adjusted EBITDA differently from the Company, limiting their usefulness as comparative measures. The Company believes that Adjusted EBITDA helps identify underlying trends in the Company’s business that could otherwise be distorted by the effect of the expenses that are excluded when calculating Adjusted EBITDA. The Company believes that Adjusted EBITDA enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.
[2]	Net subscriber means subscribers authorized to receive DTH broadcasting services on account of payment of subscription charges or any entry offer at the time of initial connection, as well as subscribers who are temporarily disconnected due to non-payment of subscription charges for a period not exceeding 120 days.
[3]	Gross subscribers means total registered subscribers.
[4]	The Company calculates free cash flow as Adjusted EBITDA less capital expenditure and net interest expense, as increased by other income. Free cash flow is not an IFRS measure and should not be construed as an alternative to any IFRS measure such as cash flow from operating activities. Free cash flow should not be considered in isolation and is not a measure of the Company’s financial performance or liquidity under IFRS and should not be considered as an alternative to cash flow from operating, investing or financing activities or any other measure of its liquidity derived in accordance with IFRS. Free cash flow does not necessarily indicate whether cash flow will be sufficient or available for cash requirements and may not be indicative of the Company’s results of operations. Free cash flow as defined herein may not be comparable to other similarly titled measures used by other companies.
[5]	For Q1 FY17, Q2 FY17 and Q3 FY17, Average Revenue Per User (“ARPU”) is calculated by dividing revenue from operations by the average of the Company’s net subscribers for the period. For prior periods, ARPU was calculated by dividing the Company’s subscription and activation revenue by the average of its net subscribers for the periods. Subscription and activation charges were considered on a gross basis without netting off the recharge margins or discounts provided to the distributors. As a result, ARPU for periods after April 1, 2016 are not comparable with ARPU for periods prior to April 1, 2016 due to this change in the Company’s definition of ARPU effective April 1, 2016.
[6]	Churn has been calculated as the number of subscribers who have not made payment for at least 120 days and is the difference between the number of gross subscribers and the number of net subscribers.

Videocon d2h Limited

Earning Release (Unaudited) for the nine months and quarter ended December 31, 2016

									₹ in Millions
	For the quarter ended (Unaudited)					For the nine months ended (Unaudited)			Year Ended (Audited)
Particulars	Dec 31, 2016		Sept 30, 2016		Dec 31, 2015	Dec 31, 2016		Dec 31, 2015	Mar 31, 2016

INCOME
Revenue from operations	7,773.94		7,761.61		7,314.94	23,168.06		20,843.54	28,558.62

	7,773.94		7,761.61		7,314.94	23,168.06		20,843.54	28,558.62

EXPENSE
Operating expense	4,073.82		4,052.36		4,266.24	12,120.52		12,078.33	16,492.80
Employee benefits expense	302.11		315.35		304.06	939.77		916.03	1,207.31
Administration and other expenses	219.72		182.50		177.60	580.40		521.05	704.51
Selling and distribution expenses	526.90		607.25		589.96	1,774.05		1,594.95	2,258.84
Depreciation, amortization and impairment	1,697.11		1,685.41		1,507.98	5,093.09		4,423.78	6,088.42

Total Expenses	6,819.66		6,842.87		6,845.84	20,507.83		19,534.14	26,751.88

Profit / (Loss) from operations	954.28		918.74		469.10	2,660.23		1,309.40	1,806.74
Finance (costs) / Finance Income (Net)	(653.05)		(717.43)		(797.47)	(2,129.04)		(2,364.70)	(3,142.83)
Other Income	9.81		9.49		9.33	28.67		27.41	36.64

Profit / (loss) before tax	311.04		210.80		(319.04)	559.86		(1,027.89)	(1,299.45)

Income tax expense
Current tax	—		—		—	—		—	—
Deferred tax charge / (credit)	93.33		63.22		(98.58)	167.97		(317.61)	(377.40)

Profit / (Loss) after tax	217.71		147.58		(220.46)	391.89		(710.28)	(922.05)

Basic earning per share in ₹ (Not annualized)*	0.52	*	0.35	*	(0.53)*	0.94	*	(1.71)*	-2.21

Diluted earning per share in ₹ (Not annualized)*	0.48	*	0.32	*	(0.53)*	0.86	*	(1.71)*	-2.21

Non-GAAP Measures

Earning before interest, tax and depreciation & amortization (EBITDA)

						₹ in Millions
	For the quarter ended (Unaudited)			For the nine months ended (Unaudited)		Year Ended (Audited)
Particulars	Dec 31, 2016	Sept 30, 2016	Dec 31, 2015	Dec 31, 2016	Dec 31, 2015	Mar 31, 2016
Profit / (Loss) after tax	217.71	147.58	(220.46)	391.89	(710.28)	(922.05)
Income tax expense	93.33	63.22	(98.58)	167.97	(317.61)	(377.40)

Profit / (Loss) before tax	311.04	210.80	(319.04)	559.86	(1,027.89)	(1,299.45)
Finance costs / Finance Income (Net)	653.05	717.43	797.47	2,129.04	2,364.70	3,142.83
Other Income	(9.81)	(9.49)	(9.33)	(28.67)	(27.41)	(36.64)

Profit / (Loss) from operations	954.28	918.74	469.10	2,660.23	1,309.40	1,806.74
Depreciation, amortization and impairment	1,697.11	1,685.41	1,507.98	5,093.09	4,423.78	6,088.42

Earning before interest, tax and depreciation & amortization (EBITDA)[1]	2,651.39	2,604.15	1,977.08	7,753.32	5,733.18	7,895.16
Employee Share based compensation cost (ESOP 2014)	21.01	21.01	29.44	63.02	88.32	117.77
Adjusted Earning before interest, tax and depreciation & amortization (Adjusted EBITDA) 1 & [2]	2,672.40	2,625.16	2,006.52	7,816.34	5,821.50	8,012.93

[1]	EBITDA and adjusted EBITDA presented in this earning release, is a supplemental measure of performance and liquidity that is not required by or represented in accordance with the IFRS. Furthermore, EBITDA is not a measure of financial performance or liquidity under IFRS and should not be considered as an alternative to profit after tax, operating income or other income or any other performance measures derived in accordance with the IFRS or as an alternative to cash flow from operating activities or as a measure of liquidity. In addition, EBITDA is not a standardized term, hence direct comparison between companies using the same term may not be possible. Other companies may calculate EBITDA differently from our Company, limiting their usefulness as comparative measures. We believe that EBITDA helps identify underlying trends in the company’s business that could otherwise be distorted by the effect of the expenses that are excluded when calculating EBITDA. We believe that EBITDA enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in our financial and operational decision-making.
[2]	Adjusted EBIDTA is calculated after impact of ESOP Plan 2014 .